EX-99.27(d)(4)

[1 Corporate Way                        JACKSON NATIONAL LIFE [GRAPHIC OMITTED]
Lansing, Michigan 48951                     INSURANCE COMPANY
www.jnl.com]                                  A STOCK COMPANY

--------------------------------------------------------------------------------

                     GUARANTEED MINIMUM DEATH BENEFIT RIDER

THIS RIDER IS MADE A PART OF THE POLICY TO WHICH IT IS ATTACHED. THE TERMS OF YOUR POLICY ALSO APPLY TO THIS RIDER EXCEPT AS THEY ARE CHANGED BY THE TERMS OF THIS RIDER. NO SEPARATE POLICY VALUES ARE GENERATED UNDER THIS RIDER, BUT THE ADDITION OF THIS RIDER TO THE POLICY WILL AFFECT THE VALUES OF THE POLICY. THIS GUARANTEED MINIMUM DEATH BENEFIT RIDER (ALSO REFERRED TO AS THE GMDB) MUST BE ELECTED PRIOR TO THE ISSUE DATE.

INSURED. The Insured is defined as the Insured of the Policy and is shown as the Insured in the Policy Data Pages of the Policy.

RIDER CHARGE. The charge for this Rider will be deducted monthly as part of the Policy's Monthly Deduction, as shown in the Policy. The monthly charge for this Rider is equal to $[0.005] multiplied by the Specified Death Benefit of the Policy divided by 1000.

BENEFIT. The benefit provided by this Rider extends the period that the Policy's Specified Death Benefit remains in effect, regardless of the performance of the Investment Divisions of the Policy.

                               GENERAL PROVISIONS.

AFFECT ON POLICY GRACE PERIOD. This Rider does not revise the grace period provision of the Policy, nor will it prevent the Policy from entering the Policy's grace period. Also, coverage provided by this Rider does not apply to any coverage provided by other optional Policy Riders. If the Policy would otherwise lapse at the end of the Policy's grace period, except for coverage for the Policy's Specified Death Benefit being extended under this Rider, any other optional Rider will terminate as of the end of the Policy's grace period.

PREMIUM REQUIREMENT. To keep this Rider in force, the Policy must meet the following Premium requirement. On each Monthly Anniversary, the Company will compare 1) the actual Premium received minus Indebtedness, to 2) the sum of the Required Monthly Premium Amounts from the Policy Date to the current Monthly Anniversary, or the Insured's Attained Age 100, if earlier. If 1) is greater than 2), the Premium requirement has been satisfied.

The Required Monthly Premium Amount is the amount shown in the Policy Data Pages of the Policy, modified prospectively for Owner initiated changes to the Policy.

CHANGE IN DEATH BENEFIT OPTION. No changes to the Policy Death Benefit Option are allowed while this Rider is in force.

9441

TERMINATION. This Rider will terminate upon the earliest to occur of the following events:
1.   The Policy terminates for any reason.
2. The Expiry Date of the Rider as shown in the Policy Data Pages of the Policy.
3. The Monthly Anniversary on which the Policy fails to satisfy the Premium requirement as stated above.
4.   The date a partial surrender from the Policy is processed.

Once the Rider terminates, it cannot be reinstated

ISSUE DATE. The Issue Date of this Rider is the Issue Date of the Policy.


                                SIGNED FOR THE
                                JACKSON NATIONAL LIFE INSURANCE COMPANY

                                /s/ Clark P. Manning, Jr.

                                PRESIDENT AND CHIEF EXECUTIVE OFFICER



9441                              2